PRIMERO MINING CORP.
JUNE 30, 2017

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME (LOSS)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016
(IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)
(UNAUDITED)

		Three months ended		Six months ended
		June 30		June 30
	Notes	2017	2016	2017	2016

Revenue	7	$16,232	$42,578	$35,601	$76,911
Operating expenses		(13,603)	(25,832)	(27,423)	(54,327)
Depreciation and depletion		(5,597)	(12,452)	(12,010)	(24,743)
Total cost of sales		(19,200)	(38,284)	(39,433)	(79,070)
(Loss) earnings from mine operations		(2,968)	4,294	(3,832)	(2,159)
Mining interest impairment charge	4	(245,000)	-	(245,000)	-
Exploration expenses		(350)	(612)	(824)	(946)
Share-based compensation		(922)	(1,801)	(2,708)	(3,315)
General and administrative expenses	11	(2,883)	(4,215)	(5,855)	(7,550)
Other charges	12	(1,702)	(1,443)	(9,513)	(1,847)
Loss from operations		(253,825)	(3,777)	(267,732)	(15,817)
Transaction costs		-	(232)	-	(232)
Interest and finance expenses	13	(3,127)	(1,723)	(5,274)	(4,811)
Mark-to-market gain (loss) on debentures & warrants		243	(2,278)	6,896	(2,653)
Other income (expenses)	14	483	(462)	2,074	(344)
Loss before income taxes		(256,226)	(8,472)	(264,036)	(23,857)
Income tax (expense) recovery	15	(10,217)	(11,403)	9,302	(8,785)
Net loss from continuing operations		(266,443)	(19,875)	(254,734)	(32,642)
Net (loss) earnings from discontinued operations, net of income taxes	5	(33,956)	443	(32,162)	42
Net loss for the period		($300,399)	($19,432)	($286,896)	($32,600)
Other comprehensive loss, net of tax
Items that may be subsequently reclassified to profit or loss:
Exchange differences on translation of foreign operations, net of tax of $nil		-	10	-	10
Unrealized gain on investment in Fortune Bay, net of tax of $nil		-	138	-	223
Total comprehensive loss for the period		($300,399)	($19,284)	($286,896)	($32,367)
Basic and diluted loss per share from continuing operations		($1.39)	($0.12)	($1.33)	($0.20)
Basic and diluted loss per share from discontinued operations		($0.18)	$0.00	($0.17)	$0.00
Basic and diluted loss per share including discontinued operations		($1.56)	($0.12)	($1.50)	($0.20)
Weighted average number of common shares outstanding
Basic		191,949,424	166,410,400	190,952,228	165,366,684
Diluted		191,949,424	166,410,400	190,952,228	165,366,684

See accompanying notes to the condensed consolidated interim financial statements.

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(IN THOUSANDS OF UNITED STATES DOLLARS)
(UNAUDITED)

		June 30	December 31
	Notes	2017	2016

Assets
Current assets
Cash and cash equivalents		$12,136	$19,875
Trade and other receivables		209	1,962
Value added and income taxes receivable		45,800	34,494
Prepaid expenses		1,909	3,893
Inventories	8	15,251	22,829
Assets held for sale	5	62,694	-
Total current assets		137,999	83,053
Non-current assets
Restricted cash		-	4,577
Mining interests	4,9	244,965	577,920
Deferred tax asset		-	3,763
Value added tax receivable		10,896	7,344
Other non-current assets		1,073	1,160
Total assets		$394,933	$677,817

Liabilities
Current liabilities
Trade and other payables		$24,126	$31,781
Income tax payable		1,674	1,558
Other taxes payable		2,421	2,035
Current portion of long-term debt	10	65,950	50,841
Liabilities held for sale	5	28,401	-
Total current liabilities		122,572	86,215
Non-current liabilities
Other taxes payable		18,067	14,120
Deferred tax liability		13,681	28,428
Decommissioning liability		10,501	29,790
Long-term debt	10	46,500	52,906
Warrant liability	17 (a)	170	1,066
Other long-term liabilities		5,213	4,162
Total liabilities		$216,704	$216,687

Shareholders' equity
Share capital	17 (a)	$914,498	$908,923
Shares reserved for future issuance	17 (a)	297	297
Contributed surplus	17 (a)	57,109	58,857
Accumulated other comprehensive loss		(3,526)	(3,694)
Deficit		(790,149)	(503,253)
Total shareholders' equity		$178,229	$461,130
Total liabilities and shareholders' equity		$394,933	$677,817
Going concern (Note 1)
Commitments and contingencies (Notes 15(b) and 20)
Subsequent events (Note 21)

See accompanying notes to the condensed consolidated interim financial statements.

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(IN THOUSANDS OF UNITED STATES DOLLARS , EXCEPT FOR NUMBER OF COMMON SHARES )
(UNAUDITED )

				Shares		Accumulated
				reserved		other
		Share capital		for future	Contributed	comprehensive
	Notes	Shares	Amount	issuance	surplus	loss	Deficit	Total equity
Balance, January 1, 2016		164,185,807	$867,375	$-	$54,984	($4,650)	($268,833)	$648,876
Shares issued for
Public equity offering		22,022,500	33,047	-	-	-	-	33,047
Acquisition of mining concessions		879,397	1,679	-	-	-	-	1,679
PSUs settled in shares		646,179	2,838	-	(2,838)	-	-	-
Common shares reserved for future issuance				2,158				2,158
Other comprehensive income, net of tax		-	-	-	-	233	-	233
Share-based compensation		-	-	-	4,034	-	-	4,034
Loss for the period		-	-	-	-	-	(32,600)	(32,600)
Balance, June 30, 2016		187,733,883	$904,939	$2,158	$56,180	($4,417)	($301,433)	$657,427

Balance, January 1, 2017		189,508,365	$908,923	$297	$58,857	($3,694)	($503,253)	$461,130
Shares issued for
PSUs settled in shares	17 (a)	1,604,863	4,974	-	(4,974)	-	-	-
Severance and other employee payments	17 (a)	993,684	601	-	(5)	-	-	596
Unrealized gain on Fortune Bay investment		-	-	-	-	168	-	168
Share-based compensation	17 (a)	-	-	-	3,231	-	-	3,231
Loss for the period		-	-	-	-	-	(286,896)	(286,896)
Balance, June 30, 2017		192,106,912	$914,498	$297	$57,109	($3,526)	($790,149)	$178,229

Total comprehensive loss was $286.9 million for the six months ended June 30, 2017 (June 30, 2016 – loss of $32.4 million) .

See accompanying notes to the condensed consolidated interim financial statements.

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016
(IN THOUSANDS OF UNITED STATES DOLLARS)
(UNAUDITED)

		Three months ended		Six months ended
		June 30		June 30
	Notes	2017	2016	2017	2016
Operating activities
Loss before income taxes		($256,226)	($8,472)	($264,036)	($23,857)
(Loss) earnings before income taxes, from discontinued operations	5	(33,956)	142	(32,162)	(800)
Adjustments for:
Mining interests impairment charge	4	285,000	-	285,000	-
Depreciation and depletion		8,289	15,775	17,905	31,832
Share-based compensation expense		1,137	2,226	3,211	4,083
Payments made under the Phantom Share Unit Plan		116	(7)	116	(286)
Mark-to-market loss (gain) on convertible debentures		-	1,875	(6,000)	2,250
Mark-to-market (gain) loss on warrant liability		(243)	403	(896)	403
Write-down of inventory		630	-	2,196	505
Unrealized foreign exchange loss (gain)		390	1,511	(1,975)	2,862
Taxes paid		-	(4,530)	(4,116)	(20,305)
Other		130	190	1,744	729
Other adjustments
Transaction costs (disclosed in financing activities)		-	232	-	232
Finance income (disclosed in investing activities)		(11)	(21)	(25)	(44)
Finance expense		3,193	1,881	5,414	5,140
Operating cash flow before working capital changes		8,449	11,205	6,376	2,744
Changes in non-cash working capital	16	(7,886)	5,041	(8,991)	10,519
Cash provided by (used in)operating activities		$563	$16,246	($2,615)	$13,263
Investing activities
Expenditures on mining interests		($8,159)	($21,082)	($15,592)	($38,837)
Cash used in investing activities		($8,159)	($21,082)	($15,592)	($38,837)
Financing activities
Proceeds from equity offering	17 (a)	$-	$39,958	$-	$39,958
Transaction costs on equity offering	17 (a)	-	(2,464)	-	(2,464)
Drawdown on revolving credit facility	10 (a)	5,000	-	15,000	50,000
Repayment of convertible debenture	10 (b)	-	-	-	(48,116)
Payments on capital leases		(178)	(782)	(1,047)	(2,002)
Funds released from reclamation bond		-	1,564	-	1,564
Interest paid		(711)	(453)	(3,565)	(4,430)
Cash provided by financing activities		$4,111	$37,823	$10,388	$34,510
Effect of foreign exchange rate changes on cash		($2)	($578)	$80	($61)
(Decrease) increase in cash		($3,487)	$32,409	($7,739)	$8,875
Cash, beginning of period		15,623	22,067	19,875	45,601
Cash, end of period		$12,136	$54,476	$12,136	$54,476

See accompanying notes to the condensed consolidated interim financial statements.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

1. Basis of preparation and going concern

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (IAS 34) as issued by the International Accounting Standards Board (IASB). It does not include all the necessary annual disclosures in accordance with International Financial Reporting Standards (IFRS) and should be read in conjunction with Primero Mining Corp.’s (the Company) most recently issued annual consolidated financial statements which include information necessary or useful to understanding the Company’s business and financial statement presentation.

The Company has been impacted by disappointing operating results in 2016 and 2017 and a strike action initiated by unionized employees at the San Dimas mine in the year. While the strike action was resolved and operations resumed on April 22, 2017, to date the San Dimas mining operations have not generated positive cash flows. If operations do not ramp up according to the restart plan and workforce disruptions continue, the Company may not be able to generate sufficient cash flows and profitability from operations to enable it to refinance its outstanding obligation under the revolving credit facility (RCF) on November 23, 2017 (Note 8). The Company will continue to advance discussions with potential lenders to extend or refinance the RCF, however there is no assurance that the Company will have sufficient funds or alternative financing available to repay the RCF at maturity.

The Company has undertaken a number of actions to reduce cash outflows and costs, including reducing capital expenditures without impacting operating levels in the near term. The Company’s Board of Directors commenced a strategic review process to explore alternatives to improve shareholder value which include securing additional financing, strategic investments, joint ventures and asset sales. As part of this process, the Company has announced the sale of the Black Fox Complex (Note 5), for proceeds of $35 million. The Company continues to explore ways to maximize stakeholder value related to its San Dimas mine in Mexico, including potential strategic investments, joint ventures, revision of the San Dimas silver purchase agreement and a potential divestiture. The Company has received a number of proposals from interested parties regarding a potential acquisition of the San Dimas operation. All proposals received require a revision of the San Dimas silver purchase agreement with Wheaton Precious Metals Corp. (“WPM”), formerly Silver Wheaton. Discussions are underway and are focused on potential changes to the streaming agreement and distribution of proceeds. At this time, there is no certainty that these discussions will result in a resolution acceptable to the Company.

There can be no assurance that the Company's efforts will be successful in any of these initiatives.

The above noted factors represent material uncertainties that cast substantial doubt on the ability of the Company to continue as a going concern. These condensed consolidated interim financial statements do not include the adjustments to the amounts and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

The Company’s significant accounting policies, estimates and judgements were presented in Notes 2 and 3 of the audited annual consolidated financial statements for the year ended December 31, 2016 and have been consistently applied in the preparation of these condensed consolidated interim financial statements.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

The following significant accounting policy, not previously disclosed in the annual consolidated financial statements, is relevant for these interim financial statements:

Assets held for sale and discontinued operations

Assets or disposals groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and measured at the lower of carrying amount or fair value less costs to sell. The assets or or disposals groups must be available for immediate sale and the sale must be highly probable within one year. Impairment losses on initial classification as held for sale and gains or losses on subsequent re-measurement are included in the statements of operations and comprehensive (loss) income. No depreciation is charged on assets or disposals groups classified as held for sale.

A discontinued operation is a component of an entity that either has been disposed of, abandoned or that is classified as held for sale.

Discontinued operations are presented on the statements of operations and comprehensive (loss) income as a separate line.

These condensed consolidated interim financial statements were approved by the Company’s Board of Directors on August 9, 2017.

2. Recent pronouncements issued

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact in the future on the Company. The Company is currently evaluating the impact of adopting these standards on its consolidated financial statements and expects to provide an update on the anticipated impact in the financial statements for the third quarter of 2017.

In May 2014, the IASB issued IFRS 15 - Revenue from Contracts with Customers (IFRS 15) which supersedes existing standards and interpretations including IAS 18, Revenue. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cashflows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company does not anticipate that its current method of recognition and measurement of gold and silver sales will be affected by this standard.

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (IFRS 9). This standard is effective for annual periods beginning on or after January 1, 2018, and permits early adoption. IFRS 9 provides a revised model for recognition, measurement and impairment of financial instruments and includes a substantially reformed approach to hedge accounting.

In January 2016, the IASB issued IFRS 16, Leases (IFRS 16). IFRS 16 is effective for periods beginning on or after January 1, 2019, with early adoption permitted, provided IFRS 15 has been adopted. IFRS 16 eliminates the current dual model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Instead, there is a single, on-balance sheet accounting model that is similar to current finance lease accounting for lessees.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

3. Tax ruling in Mexico

On October 4, 2012, Primero Empresa Minera, S.A. de C.V. (PEM) received a ruling (APA Ruling) from the Mexican tax authority, Servicio de Administración Tributaria (the SAT) which confirmed the appropriate price for sales of silver under the Amended and Restated Silver Purchase Agreement. Under Mexican tax law, an APA Ruling is generally applicable for up to a five year period (which in the Company’s case, covered the year in which the ruling application was filed, the immediately preceding year and the three subsequent years). The Company’s APA Ruling covered the five years ended December 31, 2014.

In February 2016, PEM received a legal claim from the Mexican tax authority seeking to nullify the APA. The legal claim initiated does not identify any different basis for paying taxes, nor have any tax reassessments been received from the SAT. The Company intends to vigorously defend the validity of its APA. The Company has filed procedural and substantive responses to the claim. The procedural response is a challenge against the admission of the SAT’s claim. The substantive response contains the Company’s response to the SAT’s claim. If the SAT is successful in retroactively nullifying the APA, the SAT may seek to audit and reassess PEM in respect of its sales of silver in connection with the Silver Purchase Agreement for 2010 through 2014. If the SAT is successful in retroactively nullifying the APA and issuing reassessments, it would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows. PEM would have rights of appeal in connection with any reassessments.

In June 2017, as part of the ongoing annual audits of the PEM tax returns, the SAT issued an observations letter for the 2010 tax year. An observations letter is issued to a taxpayer in advance of a reassessment being issued, provides an outline of the SAT’s position on matters under audit, and affords the taxpayer an opportunity to respond to such position in advance of the reassessment being issued. In this observations letter issued to PEM, the SAT made explicit its view that PEM should pay taxes based on the market price of silver which, if successfully applied to its 2010 taxation year, would make PEM liable for an additional $9.3 million of taxes before penalties or interest. As the Company continues to defend the APA in the Mexican legal proceeding, the APA remains valid and the Company will vigorously dispute any reassessment that may be issued in the future on a basis that assesses taxes on its silver revenues that is inconsistent with the APA. The observations letter does not represent a tax reassessment and no liability has been recognized in the financial statements.

While the Company continues to believe its tax filing position based upon the APA is correct, should the Company ultimately be required to pay tax on its silver revenues based on market prices without any mitigating adjustments, the incremental income tax for the years 2011-2016 would be in the range of $150 - $170 million, before interest or penalties.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

Since January 1, 2015 the Company has continued to record its revenue from the sale of silver for purposes of Mexican tax accounting in a manner consistent with the APA, on the basis that the applicable facts and laws have not changed. The Company’s legal and financial advisors continue to believe that the Company has filed its tax returns compliant with applicable Mexican law. To the extent the SAT determines that the appropriate price of silver sales under the Silver Purchase Agreement is significantly different from the realized price and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a material adverse effect on the Company’s business, financial condition and results of operations.

4. Impairment Charge

In accordance with IFRS, non-current assets are tested for impairment when events or changes in circumstances suggest that their carrying amount may not be recoverable. When there is an indicator of impairment the impacted CGU is tested for impairment.

As part of the strategic review process discussed in Note 1 the Company has received several proposals that identified that the carrying value of its CGUs exceeded their fair value. As a result, the Company recorded an impairment of $285.0 million, which comprises impairments of $195.0 million for the San Dimas mine, $40.0 million for the Black Fox Complex (Notes 5 and 21) and $50.0 million for the Cerro del Gallo project.

Consistent with year end, the recoverable amount of the San Dimas Mine and Cerro del Gallo project were determined using fair value less costs of disposal (FVLCD) which exceeded the value in use for each of the CGUs. FVLCD of San Dimas Mine was determined based on the net present value of the future estimated cash flows expected to be generated from the continued use of the CGU. The mine plans are typically developed annually and are based on management’s current best estimates of optimized mine and processing plans, future operating costs and the assessment of capital expenditure at the mine site.

As a result of the binding letter of intent to sell the Black Fox Complex (Note 5), and the fact that the agreed selling price is lower than the carrying value of the CGU at June 30, 2017, the net book value of the CGU was written down to the FVLCD of $34.3 million.

In 2016, during the fourth quarter, the Company identified impairment indicators at the San Dimas mine and the Black Fox Complex and as a result, recorded non-cash impairment charges of $228.0 million, comprised of $111.0 million relating to the San Dimas mine and $117.0 million relating to the Black Fox Complex, respectively based on their FVLCD.

5. Assets Held for Sale

Subsequent to quarter end, the Company announced the sale of all the assets of Black Fox Complex in exchange for gross proceeds of $35.0 million in cash. At June 30, 2017, the assets and liabilities of the Black Fox Complex were reclassified as held for sale in the statement of financial position. The Company recorded an impairment charge of $40.0 million (Note 4). The Black Fox Complex comprises the Black Fox mine and adjacent properties, Grey Fox and Pike River.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

The disposal of the Black Fox Complex is aligned with the Company’s strategic review process. Although the transaction is subject to completion of definitive documentation, customary closing conditions, regulatory approvals and third party consents, the disposal is expected to be completed before year end and the proceeds will be used to repay a portion of the RCF.

Assets and liabilities held for sale

The major classes of assets and liabilities of the Black Fox Complex as at June 30, 2017 are as follows:

June 30
2017

Assets
Current assets
Trade and other receivables	10
Value added and income taxes receivable	412
Prepaid expenses	224
Inventories	5,883
Restricted cash	4,736
Mining interests	51,429
Total assets	$62,694

Liabilities
Current liabilities
Trade and other payables	7,097
Current debt	334
Decommissioning liability	20,718
Long-term debt	252
Total liabilities	$28,401

Discontinued operations

The results of discontinued operations included in the interim consolidated statement of operations and comprehensive income (loss) for the three and six months ended June 30, 2017 are presented below. The comparative periods have been recast accordingly.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

	Three months ended		Six months ended
	June 30		June 30
	2017	2016	2017	2016

Revenue	$20,865	$16,861	$39,183	$33,072
Operating expenses	(11,799)	(13,210)	(24,609)	(24,997)
Depreciation and depletion	(2,692)	(3,323)	(5,895)	(7,089)
Total cost of sales	(14,491)	(16,533)	(30,504)	(32,086)
Earnings from mine operations	6,374	328	8,679	986
Mining interest impairment charge	(40,000)	-	(40,000)	-
General and administrative expenses	(158)	(188)	(270)	(467)
(Loss) earnings from operations	(33,784)	140	(31,591)	519
Interest and finance expenses	(65)	(158)	(139)	(329)
Other (expenses) income	(107)	160	(432)	(990)
(Loss) earnings before income taxes	(33,956)	142	(32,162)	(800)
Income tax recovery	-	301	-	842
Net (loss) income	($33,956)	$443	($32,162)	$42

The results of discontinued operations included in the interim consolidated statement of cash flows for the three and six months ended June 30, 2017 are presented below; the comparative periods have been recast accordingly.

	Three months ended		Six months ended
	June 30		June 30
Cash flow from (used in):	2017	2016	2017	2016

Operating activities before working capital changes	4,895	3,706	10,160	8,377
Changes in non-cash working capital	(5,064)	1,903	(6,614)	3,964
Operating activities	(169)	5,609	3,546	12,341
Investing activities	(2,065)	(9,011)	(5,674)	(17,993)
Financing activities and effect of foreign exchange rates	(170)	(1,015)	(979)	(2,235)
Net cash flow used in discontinued operations	(2,404)	(4,417)	(3,107)	(7,887)
Cash and cash equivalents held for sale	-	-	-	-

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

6. Segmented information

The Company operates in two geographic areas, Mexico (the San Dimas mine and the Cerro del Gallo project) and Canada (the Black Fox Complex – Note 5). The Company’s operating segments reflect its different mining interests and are reported in a manner consistent with the internal reporting used to assess each segment’s performance. Significant information relating to reportable operating segments is summarized below:

					Discontinued
					Operations
				Continuing	(Black Fox
	San Dimas	Cerro del Gallo	Corporate	Operations	Complex)[1]	Total
At June 30 ,2017
Current assets	$67,867	$1,448	$5,990	$75,305	$62,694	$137,999
Mining interests	230,880	13,814	271	244,965	-	244,965
Other non-current assets	10,896	-	1,073	11,969	-	11,969
Total assets	$309,643	$15,262	$7,334	$332,239	$62,694	$394,933

Current liabilities	$24,092	$25	$70,054	$94,171	$28,401	$122,572
Non-current liabilities	46,444	335	47,353	94,132	-	94,132
Total liabilities	$70,536	$360	$117,407	$188,303	$28,401	$216,704

1. Presented as assets held for sale and discontinued operations as of June 30, 2017.

		Cerro		Black Fox
As at December 31, 2016	San Dimas	del Gallo	Corporate	Complex	Total
Current assets	$60,604	$1,479	$4,209	$16,761	$83,053
Mining interests	428,251	63,659	330	$85,680	577,920
Other non-current assets	11,107	-	1,160	$4,577	16,844
Total assets	$499,962	$65,138	$5,699	$107,018	$677,817

Current liabilities	$20,373	$18	$54,836	$10,988	$86,215
Non-current liabilities	50,585	5,711	53,861	$20,315	130,472
Total liabilities	$70,958	$5,729	$108,697	$31,303	$216,687

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

					Discontinued
					Operations
		Cerro		Continuing	(Black Fox
	San Dimas	del Gallo	Corporate	Operations	Complex)	Total
Six Months Ended June 30, 2017
Revenue	$35,601	$-	$-	$35,601	$39,183	$74,784
Operating expenses	27,033	390	-	27,423	24,609	52,032
Depreciation and depletion	11,924	27	59	12,010	5,895	17,905
Total cost of sales	38,957	417	59	39,433	30,504	69,937
(Loss) earnings from mine operations	(3,356)	(417)	(59)	(3,832)	8,679	4,847
Mining interest impairment charge	(195,000)	(50,000)	-	(245,000)	(40,000)	(285,000)
Exploration expenses	(824)	-	-	(824)	-	(824)
Share-based compensation	-	-	(2,708)	(2,708)	-	(2,708)
General and administrative expenses	(997)	(26)	(4,832)	(5,855)	(270)	(6,125)
Other charges	(7,122)	-	(2,391)	(9,513)	-	(9,513)
Loss from operations	(207,299)	(50,443)	(9,990)	(267,732)	(31,591)	(299,323)
Other income (expense) items	1,701	222	1,773	3,696	(571)	3,125
Loss before income taxes	(205,598)	(50,221)	(8,217)	(264,036)	(32,162)	(296,198)
Income tax recovery	3,926	5,376	-	9,302	-	9,302
Net loss	($201,672)	($44,845)	($8,217)	($254,734)	($32,162)	($286,896)

Six Months Ended June 30, 2016
Revenue	$76,911	$-	$-	$76,911	$33,072	$109,983
Operating expenses	54,327	-	-	54,327	24,997	79,324
Depreciation and depletion	24,626	44	73	24,743	7,089	31,832
Total cost of sales	78,953	44	73	79,070	32,086	111,156
(Loss) earnings from mine operations	(2,042)	(44)	(73)	(2,159)	986	(1,173)
Mining interest impairment charge	-	-	-	-	-	-
Exploration expenses	(946)	-	-	(946)	-	(946)
Share-based compensation	-	-	(3,315)	(3,315)	-	(3,315)
General and administrative expenses	(1,337)	(12)	(6,201)	(7,550)	(467)	(8,017)
Other charges	(1,501)	-	(346)	(1,847)	-	(1,847)
(Loss) earnings from operations	(5,826)	(56)	(9,935)	(15,817)	519	(15,298)
Other expense items	(837)	(139)	(7,064)	(8,040)	(1,319)	(9,359)
Loss before income taxes	(6,663)	(195)	(16,999)	(23,857)	(800)	(24,657)
Income tax (expense) recovery	(8,880)	95	-	(8,785)	842	(7,943)
Net (loss) income	($15,543)	($100)	($16,999)	($32,642)	$42	($32,600)

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

					Discontinued
					Operations
		Cerro		Continuing	(Black Fox
	San Dimas	del Gallo	Corporate	Operations	Complex)	Total
Three Months Ended June 30, 2017
Revenue	$16,232	$-	$-	$16,232	$20,865	$37,097
Operating expenses	13,442	161	-	13,603	11,799	25,402
Depreciation and depletion	5,555	13	29	5,597	2,692	8,289
Total cost of sales	18,997	174	29	19,200	14,491	33,691
(Loss) earnings from mine operations	(2,765)	(174)	(29)	(2,968)	6,374	3,406
Mining interest impairment charge	(195,000)	(50,000)	-	(245,000)	(40,000)	(285,000)
Exploration expenses	(350)	-	-	(350)	-	(350)
Share-based compensation	-	-	(922)	(922)	-	(922)
General and administrative expenses	(486)	-	(2,397)	(2,883)	(158)	(3,041)
Other charges	(1,489)	-	(213)	(1,702)	-	(1,702)
Loss from operations	(200,090)	(50,174)	(3,561)	(253,825)	(33,784)	(287,609)
Other income (expense) item s	319	75	(2,795)	(2,401)	(172)	(2,573)
Loss before income taxes	(199,771)	(50,099)	(6,356)	(256,226)	(33,956)	(290,182)
Income tax (expense) recovery	(14,906)	4,689	-	(10,217)	-	(10,217)
Loss income	($214,677)	($45,410)	($6,356)	($266,443)	($33,956)	($300,399)

Three Months Ended June 30, 2016
Revenue	$42,578	$-	$-	$42,578	$16,861	$59,439
Operating expenses	25,832	-	-	25,832	13,210	39,042
Depreciation and depletion	12,398	22	32	12,452	3,323	15,775
Total cost of sales	38,230	22	32	38,284	16,533	54,817
Earnings (loss) from mine operations	4,348	(22)	(32)	4,294	328	4,622
Mining interest impairment charge	-	-	-	-	-	-
Exploration expenses	(612)	-	-	(612)	-	(612)
Share-based compensation	-	-	(1,801)	(1,801)	-	(1,801)
General and administrative expenses	(935)	(6)	(3,274)	(4,215)	(188)	(4,403)
Other charges	(1,130)	-	(313)	(1,443)	-	(1,443)
Earnings (loss) from operations	1,671	(28)	(5,420)	(3,777)	140	(3,637)
Other income (expense) items	(702)	(226)	(3,767)	(4,695)	2	(4,693)
Earnings (loss) before income taxes	969	(254)	(9,187)	(8,472)	142	(8,330)
Income tax (expense) recovery	(11,272)	(131)	-	(11,403)	301	(11,102)
Net (loss) income	($10,303)	($385)	($9,187)	($19,875)	$443	($19,432)

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

7. Revenue

	Three months ended		Six months ended
		June 30		June 30
	2017	2016	2017	2016

Gold	$12,615	$36,532	$28,579	$65,161
Silver	3,617	$6,046	7,022	$11,750
	$16,232	$42,578	$35,601	$76,911

a) Silver Purchase Agreement

The Silver Purchase Agreement provides that for the life of the mine, the first 6.0 million ounces of silver produced per annum by the San Dimas mine, plus 50% of the excess silver produced above this amount, must be sold to Wheaton Precious Metals International Ltd. (WPMI), formerly Silver Wheaton Caymans (SWC), at the lesser of $4.28 per ounce (adjusted by 1% per year) and market prices. All silver not sold to WPMI is available to be sold by the Company at market prices.

The contract year for purposes of the threshold runs from August 6 of a year to August 5 of the following year. The threshold for the year ended August 5, 2017 will not be exceeded (3.76 million ounces have been delivered under the contract as at June 30, 2017), while threshold for the year ended August 5, 2016 was exceeded in July 2016. During the three and six months ended June 30, 2017 and 2016 the Company did not sell any silver at market prices.

b) Gold Purchase Agreement

The Company has a gold purchase agreement related to the Black Fox Mine. Under the agreement, the Company is obligated to sell 8% of the gold production at the Black Fox mine and 6.3% at the adjoining Pike River property (Black Fox Extension).

During the three and six months ended June 30, 2017 the Company recorded revenue classified as discontinued operations of $0.6 million and $1.4 million, respectively (2016 - $0.8 million and $1.9 million, respectively) under the contract terms.

8. Inventories

	June 30	December 31
	2017	2016
Gold and silver	$6,474	$5,827
Stockpiled ore	1,894	5,285
Work-in-progress	2,075	5,771
Supplies	4,808	5,946
	$15,251	$22,829

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

9. Mining interests

A summary of mining interest by property is as follows:

	Mining		Plant,
	properties	Land and	equipment	Construction	June 30	December 31
	and leases	buildings	and vehicles	in progress	2017	2016
San Dimas Mine	$153,506	$32,011	$39,871	$5,492	$230,880	$428,251
Black Fox Complex	-	-	-	-	-	85,680
Cerro Del Gallo Project	12,638	1,150	26	-	13,814	63,659
Corporate	-	-	271	-	271	330

Total	$166,144	$33,161	$40,168	$5,492	$244,965	$577,920

All property of the San Dimas mine is pledged as security for the Company’s obligations under the Silver Purchase Agreement and certain assets of the Black Fox Complex (reclassified in the current period to assets held for sale) are pledged as security for the gold purchase agreement (Notes 7 (a) and (b)). Substantially all of the Company’s assets are pledged as security under the revolving credit facility (Note 10(a)).

The carrying value of property, plant and equipment under finance leases at June 30, 2017 was $7.1 million (December 31, 2016 - $8.0 million). The lessors hold first security rights over the leased assets.

10. Debt

	June 30	December 31
	2017	2016
Current debt
Revolving credit facility (RCF)(a)	$65,950	$49,639
Finance lease liabilities(b)	-	1,202
	65,950	50,841
Long-term debt
5.75% convertible debentures(c)	$46,500	$52,500
Finance lease liabilities(b)	-	406
	46,500	52,906
	$112,450	$103,747

(a) The Company has a $75 million RCF, which bears interest at a floating interest rate equal to LIBOR or the prime rate of Canada or the bankers’ acceptance rate (depending on the choice of credit availment by the Company) plus an applicable margin. In March 2016, the Company drew down $50 million under the RCF to repay the 6.5% convertible debentures, assumed as part of the acquisition of Brigus Gold Corp. An additional $10 million was drawn down on March 31, 2017 and $5 million was drawn on May 23, 2017, bringing the outstanding balance under the RCF to $65.0 million. On March 30, 2017, the Company amended the terms of the RCF to extend its maturity from May 23, 2017 to November 23, 2017 and exclude all financial covenants until the extended maturity date. The RCF with its amended terms is guaranteed by WPM and certain affiliates and subsidiaries for a fee of $2.6 million payable at maturity, which will be accreted over the new term of the RCF as additional interest costs. Any future drawdowns will be subject to WPM’s consent, unless the proceeds are used solely in connection with the restart of the San Dimas operations. Subsequent to the quarter end, in July 2017 the Company drew down the remaining amount available under the RCF.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

Total unamortized transaction costs of $0.1 million relating to the original term of the RCF have been expensed. The revolving credit facility is secured by substantially all of the Company’s assets and contains customary covenants and default clauses typical for this type of facility.

(b) The Company is obligated under various finance leases for equipment. All finance lease agreements provide that the Company can purchase the leased equipment at the end of the lease term for a nominal amount. Interest payable on the various leases range from a fixed rate of 4.75% to 6.60% . There are no restrictions placed on the Company as a result of these leases, however, the lessors hold first security rights over the leased assets. Outstanding obligations totaling $586 were reclassified in the current period to liabilities held for sale.

(c) On February 9, 2015, the Company issued $75 million of 5.75% convertible unsecured subordinated debentures (the 5.75% convertible debentures) maturing on February 28, 2020. The 5.75% convertible debentures bear interest at a rate of 5.75% per annum, payable in U.S. dollars semi-annually on August 28 and February 28 each year, commencing on August 28, 2015. The 5.75% convertible debentures are convertible into the Company’s common shares at a conversion price of approximately $6.55 per share, representing a conversion rate of 152.6718 common shares per $1,000 principal amount of the debentures. Upon conversion, holders will be entitled to receive accrued and unpaid interest up to, but excluding, the date of conversion.

The 5.75% convertible debentures are not redeemable prior to February 28, 2018. On and after February 28, 2018 and prior to February 28, 2020, the 5.75% convertible debentures may be redeemed by the Company, in whole or in part from time to time, on not more than 60 days and not less than 30 days prior notice, at a redemption price equal to their principal amount plus accrued and unpaid interest, if any, up to but excluding the date set for redemption, provided the simple average of the daily volume-weighted average trading price of the common shares on the New York Stock Exchange for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is at least 125% of the conversion price.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

11. General and administrative expenses

	Three months ended		Six months ended
		June 30		June 30
	2017	2016	2017	2016
Salaries and wages	$1,304	$1,709	$2,582	$3,330
Rent and office costs	199	228	391	419
Legal, accounting, consulting and professional fees	223	860	746	1,403
Directors fees and expenses	262	306	657	492
Other general and administrative expenses	895	1,112	1,479	1,906
	$2,883	$4,215	$5,855	$7,550

12. Other charges

	Three months ended		Six months ended
		June 30		June 30
	2017	2016	2017	2016
Legal expenses associated with proceedings in Mexico	$609	$1,380	$659	$1,751
Employee severance payments	5	63	2,120	96
Legal and advisory costs relating to financing initiatives	-	-	527	-
Idle and restart costs incurred during strike at San Dimas	1,088	-	6,207	-
	$1,702	$1,443	$9,513	$1,847

Idle costs incurred during the strike at San Dimas comprise labor and contractor costs, supplies and incremental consulting and advisory fees.

13. Interest and finance expenses

	Three months ended		Six months ended
		June 30		June 30
	2017	2016	2017	2016
Interest expenses
Interest on 5.75% convertible debentures	$1,075	$1,075	$2,156	$2,156
Interest on 6.5% convertible debentures	-	-	-	775
Interest on RCF	704	248	1,220	724
	1,779	1,323	3,376	3,655
Finance expenses
Accretion on 6.5% convertible debentures	$-	$-	$-	$365
Accretion on asset retirement obligation	192	124	383	228
Accretion on RCF guarantee fee	1,058	-	1,058	-
Amortization of RCF transaction costs	-	218	362	435
Others	98	58	95	128
	1,348	400	1,898	1,156
	$3,127	$1,723	$5,274	$4,811

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

14. Other income (expenses)

	Three months ended		Six months ended
		June 30		June 30
	2017	2016	2017	2016
Foreign exchange gain	$1,053	$228	$3,234	$707
Gain on derivative liability	-	-	-	5
Finance income	11	21	25	44
Unrealized loss on investment in Fortune Bay	(128)	-	(255)	-
Others	(453)	(711)	(930)	(1,100)
	$483	($462)	$2,074	($344)

15. Income taxes

a) Tax expense

Tax expense comprises the following:

	Three months ended		Six months ended
		June 30		June 30
	2017	2016	2017	2016
Current income tax expense	$16	$912	$31	$1,577
Deferred income tax expense (recovery)	10,201	10,491	(9,333)	7,208
Income tax expense (recovery)	$10,217	$11,403	($9,302)	$8,785

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from continuing operations before taxes. These differences result from the following items:

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

	Three months ended		Six months ended
		June 30		June 30
	2017	2016	2017	2016
Loss before income taxes	($256,226)	($8,472)	($264,036)	($23,857)
Canadian federal and provincial income tax rate	26.5%	26.5%	26.5%	26.5%
Expected income tax recovery	(67,901)	(2,245)	(69,971)	(6,322)
(Increase) decrease attributable to:
Effect of different foreign statutory rates on earnings of subsidiaries	(8,847)	(81)	(9,132)	(450)
Share-based payments	258	530	753	907
Amounts allowable for tax purposes	(2,360)	(1,243)	(4,442)	(3,821)
Impact of foreign exchange and inflation	(8,264)	13,098	(24,982)	14,661
Withholding taxes on intercompany interest	864	842	1,650	1,694
Royalty taxes in Mexico	192	24	119	(243)
Impairment of mining interest and deferred tax assets	85,990	-	85,990	-
Benefit of tax losses not recognized	10,285	478	10,713	2,359
Income tax expense (recovery)	$10,217	$11,403	($9,302)	$8,785

b) Challenge to the 2012 APA

Overview

In February 2016 the Mexican tax authority, the SAT, initiated a proceeding seeking to nullify the APA which it issued to the Company in 2012. The APA confirmed the Company’s basis for paying taxes on the price it realized for certain silver sales between 2010 to 2014. If the SAT’s challenge is successful it is likely to have a material adverse effect on the Company’s business, financial condition and results of operations.

Background

In 2004, affiliates of Goldcorp Inc. (Goldcorp) entered into a Silver Purchase Agreement with WPM in connection with the San Dimas mine and two other mines in Mexico. Under the Silver Purchase Agreement, Goldcorp received cash and securities in exchange for an obligation to sell the amount of silver extracted from the mines at a price set forth in the Silver Purchase Agreement. In order to satisfy its obligations under the Silver Purchase Agreement, sales were made by Goldcorp through a non-Mexican subsidiary to a WPM’s subsidiary in the Cayman Islands. Upon Primero’s acquisition of the San Dimas Mine, the Silver Purchase Agreement was amended and restated and Primero assumed all of Goldcorp’s obligations with respect to the San Dimas concession under the Silver Purchase Agreement. Primero did not receive any of the initial consideration that was paid to Goldcorp under the Silver Purchase Agreement.

As amended and restated, the provisions of the Silver Purchase Agreement require that, on a consolidated basis, the Company sell to WPM 100% of silver produced from the San Dimas concessions during a contract year (August 6th to the following August 5th), up to 6 million ounces and 50% of silver produced thereafter, at the lower of (i) the current market price and (ii) $4.04 per ounce plus an annual increase of 1% (the PEM Realized Price). In 2016 and the first half of 2017, the contract price was $4.28 (2015 - $4.24) . The price paid by WPM under the Silver Purchase Agreement represents the total value that the Company and its affiliates receive for the sale of silver to WPM. The Silver Purchase Agreement continues indefinitely in respect of any silver produced from the San Dimas concessions.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

The specific terms of the Silver Purchase Agreement require that the Company sell the silver through one of its non-Mexican subsidiaries, Silver Trading Barbados (STB), to WPM’s subsidiary, WPMI. As a result, the Company’s Mexican subsidiary that holds the San Dimas concessions, PEM, sells the required amount of silver produced from the San Dimas concessions to STB to allow it to fulfill its obligations under the Silver Purchase Agreement.

When the Company initially acquired the San Dimas mine, the sales from PEM to STB were made at the spot market price while the sales by STB to WPMI were at the contracted PEM Realized Price, which at that time was $4.04 per ounce. In order to reflect commercial realities and the effects of the Silver Purchase Agreement on the Company on a consolidated basis, PEM amended the terms of sales of silver between itself and STB and commenced to sell the amount of silver due under the Silver Purchase Agreement to STB at the PEM Realized Price. For Mexican income tax purposes PEM then recognized the revenue on these silver sales on the basis of its actual realized revenue, which was the PEM Realized Price.

APA

In order to provide the Company with stability and assurances that the SAT would accept the PEM Realized Price as the proper price to use to calculate Mexican income taxes, the Company applied for and received the APA from the SAT. The APA confirmed the PEM Realized Price would be used as the Company’s basis for calculating taxes owed by the Company on the silver sold under the Silver Purchase Agreement. The Company believed that the function of an APA was to provide tax certainty and as a result made significant investments in Mexico based on that certainty. Under Mexican law, an advanced pricing agreement is valid for five years and therefore the APA represented the SAT’s agreement to accept the PEM Realized Price as the basis for calculating taxes for the tax years 2010 through 2014.

Challenge to APA for 2010 – 2014 tax years

In February 2016, the SAT initiated a legal proceeding seeking to nullify the APA, however, the SAT has not identified an alternative basis in the legal claim for calculating taxes on the silver sold by PEM for which it receives the PEM Realized Price. The Company is an ‘interested party’ in this proceeding. If the SAT is successful in retroactively nullifying the APA, the SAT may seek to audit and reassess PEM in respect of its sales of silver in connection with the Silver Purchase Agreement for 2010 through 2014.

In June 2017, as part of the ongoing annual audits of the PEM tax returns, the SAT issued an observations letter for the 2010 tax year. An observations letter is issued to a taxpayer in advance of a reassessment being issued, provides an outline of the SAT’s position on matters under audit, and affords the taxpayer an opportunity to respond to such position in advance of the reassessment being issued. In this observations letter issued to PEM, the SAT made explicit its view that PEM should pay taxes based on the market price of silver which, if successfully applied to its 2010 taxation year, would make PEM liable for an additional $9.3 million of taxes before penalties or interest. As the Company continues to defend the APA in the Mexican legal proceeding, the APA remains valid and the Company will vigorously dispute any reassessment that may be issued in the future on a basis that assesses taxes on its silver revenues that is inconsistent with the APA. The observations letter does not represent a tax reassessment and no liability has been recognized in the financial statements.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

While the Company continues to believe its tax filing position based upon the APA is correct, should the Company ultimately be required to pay tax on its silver revenues based on market prices without any mitigating adjustments, the incremental income tax for the years 2011-2016 could be in the range of $150 - $170 million, before interest or penalties.

The Company intends to vigorously defend the validity of the APA and has filed procedural and substantive responses to the claim. In addition, the Company intends to explore opportunities to minimize the potential impact on the Company in the event that the SAT is successful in its legal claim to nullify the APA, but there is no assurance that the Company will find or be able to implement a reasonable solution.

Primero Mining Corp.’s claim against the Mexican Government

On June 2, 2016, the Company notified the Mexican Government that the measures taken by the SAT against PEM in connection with the judicial proceeding seeking to retroactively nullify the APA, breached several provisions of Chapter 11 of the North American Free Trade Agreement (NAFTA) because these measures are arbitrary, discriminatory, unfair and inequitable. As at June 30, 2017, the Company has the option to commence international arbitration proceedings pursuant to Article 1119 of the NAFTA at a time of its choosing. As Primero is continuing its dialogue with the Mexican Government regarding the Mexican tax authority’s legal claim against the APA, it has temporarily suspended its advancement of international arbitration proceedings against the Mexican Government.

Tax treatment for tax years following 2014

Since January 1, 2015, the Company has continued to record its revenue from the sale of silver for purposes of Mexican tax accounting in a manner consistent with the APA on the basis that the applicable facts and laws have not changed. The Company’s legal and financial advisors continue to believe that the Company has filed its tax returns compliant with applicable Mexican law. Given the legal challenge by the SAT against the APA for the 2010-2014 tax years, the Company currently believes it is unlikely the SAT will agree to an Advance Pricing Agreement for the 2015-2019 tax years on terms similar to the challenged APA. To the extent the SAT determines that the appropriate price of silver sales under the Silver Purchase Agreement, for tax purposes, is significantly different from the PEM Realized Price and, while PEM would have rights of appeal in connection with any reassessments, it is likely to have a material adverse effect on the Company’s business, financial condition and results of operations.

Other

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

In the observations letter for the 2010 tax year the SAT has raised some queries with respect to certain intercompany transactions, the Company is working to provide the pertinent information in due course. The observations letter does not represent a tax reassessment and no liability has been recognized in the financial statements.

16. Supplementary cash flow information

Changes in non-cash working capital comprise the following:

	Three months ended		Six months ended
		June 30		June 30
	2017	2016	2017	2016
Trade and other receivables	$422	$1,529	$1,743	$1,695
Value added and income taxes receivable	(7,731)	(2,619)	(10,022)	1,671
Prepaid expenses	1,299	4,992	1,761	3,868
Inventories	(8,082)	(3,690)	(7,800)	2,473
Trade and other payables	5,096	1,732	3,641	(1,431)
Other taxes payable	1,110	3,097	1,686	2,243
	($7,886)	$5,041	($8,991)	$10,519

17. Shareholders’ equity

a) Share capital

The authorized share capital consists of unlimited common shares without par value and unlimited preferred shares, issuable in series with special rights and restrictions attached.

On June 9, 2016, PEM completed an acquisition of certain concessions adjacent to its San Dimas mine. The consideration comprised a cash payment of $1.0 million (of which $0.92 million has been paid as of December 31, 2016) and the issuance of 2,010,050 of Primero’s common shares. 1,854,271 common shares were issued as of December 31, 2016, with the remaining 155,779 common shares expected to be issued. The price per common share was $1.91 based on the NYSE trading price at the closing date. The Company has recognized an equity reserve in shareholders’ equity for the unissued common shares for concessions that have not yet been transferred.

On June 24, 2016, the Company completed a public equity offering, raising gross proceeds of $40.0 million (C$51.8 million) through the issuance of 22,022,500 units (Unit) of the Company at a price of C$2.35 per Unit (the equity offering). Each Unit consists of one common share of Primero and one-half of one common share purchase warrant (each whole common share purchase warrant is a “Warrant”) of the Company. Each whole Warrant entitles the holder to acquire one common share of the Company at a price of C$3.35 per Common share until June 25, 2018.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

Out of the gross proceeds from the equity offering, $4.7 million was allocated to the common share purchase warrants based on their fair value determined using the trading price at the date of closing of the transaction, and the remaining $35.3 million was allocated to the common shares and recorded as share capital. The common share purchase warrants are classified as a financial liability in the statement of financial position. Fair value changes of the common share purchase warrants are recognized in the statement of operations and comprehensive income (loss). During the three and six months ended June 30, 2017 a mark to market gain of $0.2 million and $0.9 million, respectively, (2016 – loss of $0.4 million and $0.4 million, respectively) was recognized in relation to the common share purchase warrants.

Transaction costs relating to the equity offering amounted to $2.5 million, of which $0.2 million was allocated to the common share purchase warrants and was recognized as an expense in the statement of operations and comprehensive income (loss) for the year ended December 31, 2016. The balance of $2.3 million was allocated to share capital.

During the six months ended June 30, 2017, the Company issued a total of 993,684 common shares, valued at $0.6 million, as severance and other payments to former employees.

b) Share-based compensation

The movement in contributed surplus and phantom share liability related to share-based compensation during the six month period ended June 30, 2017 and the year ended December 31, 2016 are as follows:

	Contributed Surplus
			Deferred share			Phantom share
	2013 Plan PSUs	Stock options	units	Others	Total	liability

At January 1, 2016	$4,385	$20,209	$377	$30,013	$54,984	$661
PSUs settled in shares	(4,851)	-	-	-	(4,851)	(110)
PSUs settled in cash	-	-	-	-	-	(377)
Share-based compensation expense	6,420	1,897	407	-	8,724	(131)
At December 31, 2016	$5,954	$22,106	$784	$30,013	$58,857	$43
Exercise of stock options	-	-	-	-	-	-
PSUs settled in shares	(4,974)	-	-	-	(4,974)	-
PSUs settled in cash	-	-	-	-	-	-
Severance payments	-	-	-	(5)	(5)	-
Expiry of warrants	-	-	-	-	-	-
Share-based compensation expense	2,408	683	140	-	3,231	(22)
At June 30 ,2017	$3,388	$22,789	$924	$30,008	$57,109	$21

(i) Stock options

Under the Company’s stock option plan (the Plan), the number of common shares that may be issued on the exercise of options granted under the Plan is equal to 10% of the issued and outstanding shares of the Company at the time an option is granted (less any common shares reserved for issuance under other share-based compensation arrangements).

A summary of the Company’s stock option activities for the six month period ended June 30, 2017 and the year ended December 31, 2016 is presented below.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

		Weighted
	Options	average
	outstanding	exercise price
Outstanding at January 1, 2016	4,246,198	C$5.70
Granted	2,782,317	2.68
Cancelled/Forfeited	(3,500)	4.52
Expired	(499,771)	8.78
Outstanding at December 31, 2016	6,525,244	C$5.70
Granted	2,057,589	0.75
Expired	(748,180)	5.33
Outstanding at June 30, 2017	7,834,653	C$3.16

The following table summarizes the weighted average assumptions used in the Black-Scholes valuation model for the determination of the cost of stock options issued during the three month period ended June 30, 2017 and 2016.

	2017	2016
Risk free interest rate	0.95%	0.51%
Expected life in years	3.50	3.50
Volatility	72.90%	62.51%
Expected dividends	0.00%	0.00%
Forfeiture rate	5.00%	5.00%
Weighted average fair value of options issued	C$0.39	C$0.83

As at June 30, 2017, the following stock options were outstanding and exercisable:

	Awards Outstanding			Awards Exercisable
		Remaining	Weighted		Remaining	Weighted
		contractual	average		contractual	average
Range of exercise		life	exercise		life	exercise
price per share	Quantity	(in years)	price	Quantity	(in years)	price
C$0.75 -C$2.00	2,405,527	4.68	C$0.84	-	-	C$-
C$2.01-C$5.00	4,123,648	3.16	3.42	3,153,282	3.01	3.57
C$5.01-C$8.00	1,295,245	1.27	6.57	1,269,485	1.23	6.61
C$8.01-C$11.00	929	1.12	8.46	929	1.12	8.46
C$11.01-C$19.56	9,304	1.53	15.33	9,304	1.53	15.33
	7,834,653	3.31	C$3.16	4,433,000	2.50	C$4.46

(ii) Phantom Share Unit Plan (PSUP) and Directors PSU Plan (Directors PSUP)

PSUP is a cash-settled plan. The amount to be paid for vested units is based on the volume weighted average price per share of the Company traded on the Toronto Stock Exchange over the last twenty trading days preceding the vesting date.

A person holding Director PSUs is entitled to elect to receive at vesting, either a cash amount equal to the number of Directors’ PSUs that vest multiplied by the volume weighted average trading price per common share over the five preceding trading days, or the number of common shares equal to the number of Directors’ PSUs. If no election is made, the Company will pay out such Directors’ PSUs in cash.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

A summary of the unit activity for the six month period ended June 30, 2017 and the year ended December 31, 2016 under the PSUP and the Directors PSUP is presented below.

	PSUP	Directors PSUP
Outstanding at January 1, 2016	233,577	211,371
Redeemed	(189,961)	(136,744)
Cancelled	(3,896)	-
Outstanding at December 31, 2016	39,720	74,627
Redeemed	(5,524)	-
Outstanding at June 30, 2017	34,196	74,627

Units issued under the PSUP and Directors PSUP are accounted for as cash-settled awards. All of the units issued under the PSUP and Directors PSUP have been measured at the reporting date using their fair values. The total amount recognized in the statement of operations and comprehensive income (loss) during the three and six months ended June 30, 2017 in relation to the PSUP and Directors PSUP was a recovery of $0.01 million and $0.02 million, respectively, (2016 – recovery of $0.14 million and an expense of $0.05 million, respectively) recognized under general and administrative expenses. The total liability recognized at June 30, 2017 in respect of the PSUP and Directors PSUP was $0.04 million (December 31, 2016 - $0.3 million) which is classified as a current liability, reported within trade and other payables.

(iii) 2013 PSU Plan (2013 PSUP)

A person holding PSUs issued under this plan is entitled to receive at vesting either a cash amount equal to the number of 2013 PSUs that vest multiplied by the volume weighted average trading price per common share over the five preceding trading days, or the number of common shares equal to the number of PSUs, or a combination of cash and equity. The choice of settlement is solely at the Company’s discretion.

A summary of the unit activity for the three months ended June 30, 2017 and year ended December 31, 2016 under the 2013 PSUP is presented below.

	June 30	December 31
	2017	2016
Opening balance	4,670,104	2,088,902
Redeemed	(2,346,873)	(1,324,092)
Granted	3,808,233	4,046,139
Cancelled	(249,860)	(140,845)
	5,881,604	4,670,104

The 2013 PSUP is accounted for as an equity-settled plan. All of the outstanding units have been measured at the reporting date using their grant date fair value, calculated based on the grant date closing price of Primero shares on the TSX. The total amount of expense recognized in the statement of operations and comprehensive income (loss) for the three and six months ended June 30, 2017 in relation to the 2013 PSUP was $0.9 million and $2.4 million, respectively, (2016 - $1.7 million and $2.8 million, respectively).

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

(iv) Deferred share units

A person holding deferred share units (DSUs) under this plan is entitled to receive at vesting, either a cash payment equal to the redemption value of the DSUs, shares issued from treasury equal to the number of DSUs, shares purchased on the stock exchange, or any combination of these, such that the cash payment plus number of shares delivered have a value equal to the redemption value of the DSUs. The choice of settlement is solely at the Company’s discretion.

The redemption value is calculated by the number of DSUs redeemed multiplied by the weighted average price per share traded on the TSX over the last five trading days preceding the redemption date.

As at June 30, 2017, a total of 315,790 DSUs were issued and outstanding. The DSUP is accounted for as an equity-settled plan. All of the outstanding units have been measured at the reporting date using their grant date fair value, calculated based on the grant date closing price of Primero shares on the TSX. The total amount of expense recognized in the statements of operations and comprehensive income (loss) for the three and six months ended June 30, 2017 was $0.1 million and $0.1 million, respectively (2016 - $0.1 million and $0.2 million, respectively).

18. Financial instruments

The Company’s financial instruments at June 30, 2017 consist of cash and cash equivalents, restricted cash, trade and other receivables, an equity investment in Fortune Bay, trade and other payables, and debt.

At June 30, 2017, the carrying amounts of cash and cash equivalents, restricted cash, trade and other receivables, and trade and other payables are considered to be a reasonable approximation of their fair values due to their short-term nature. The fair value of the financial lease liabilities approximate their carrying value as the interest rate implicit in the leases approximate current market rates.

Derivative instruments - Embedded derivatives

Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no material embedded derivatives requiring separate accounting at June 30, 2017 or December 31, 2016, other than those discussed below.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

The 5.75% convertible debentures issued by the Company on February 9, 2015 (Note 8 (c)) are considered to contain multiple embedded derivatives. These debentures and all related derivatives were accounted for as one instrument which was initially recognized at fair value and will subsequently be measured at fair value for each period during the term of the debentures. During the three and six months ended June 30, 2017 a mark to market gain of $nil and $6.0 million, respectively, (2016 – loss of $1.9 million and $2.2 million, respectively) was recognized in relation to the debentures.

Fair value measurements of financial assets and liabilities recognized on the Consolidated Statements of Financial Position

The categories of the fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 – inputs for the asset or liability that are not based on observable market data.

The levels in the fair value hierarchy that the Company’s financial assets and liabilities that are measured and recognized at fair value on a recurring basis are as follows:

	June 30	December 31
Level 1	2017	2016
Investment in Fortune Bay(1)	$1,073	$1,160
5.75% convertible debentures(2)	46,500	52,500
W arrant liability (2)	170	1,066

1.	Fortune Bay is a publicly-listed company and the fair value is based on the trading price of its shares as at the date of the statement of financial position.
2.

The fair value of the 5.75% convertible debentures and the warrant liability are calculated using the respective market prices on the TSX Exchange as at the date of the statement of financial position.

At June 30, 2017, there were no financial assets or liabilities measured and recognized on the consolidated statements of financial position at fair value that would be categorized as Level 3 in the fair value hierarchy (December 31, 2016 – $nil).

19. Related party transactions

Other than compensation paid to key management, there were no further related party transactions for the three and six months ended June 30, 2017 and 2016.

20. Commitments and contingencies

(a) An Ejido is a communal ownership of land recognized by the federal laws in Mexico. While mineral rights are administered by the federal government through federally issued mining concessions, access to surface rights is also required for mining operations. An Ejido controls surface rights over its communal property through an assembly where each of the Ejido members has a voting right. An Ejido may sell or lease lands directly to a private entity and it may also allow individual members of the Ejido to obtain title to specific parcels of land and thus the right to sell or lease the land.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

The San Dimas mine uses Ejidos’ lands pursuant to written agreements with Ejidos. Some of these agreements may be subject to renegotiation and changes to the existing agreements may increase operating costs or have an impact on operations. In cases where access to land is required for operations and an agreement cannot be reached with the land owner, Primero may seek access under Mexican law which provides for priority rights for mining activities.

Three of the properties included in the San Dimas mine and for which Primero holds legal title are subject to legal proceedings commenced by Ejidos seeking title to the property. These proceedings were initiated by Ejidos against defendants who were previous owners of the properties, either deceased individuals who, according to certain public deeds, owned the properties more than 80 years ago, corporate entities that are no longer in existence, or Goldcorp companies. Some of the proceedings also name the Tayoltita Property Public Registry as co-defendant. None of the initial proceedings named Primero as a party and Primero therefore had no standing to participate in them.

In 2015, two of these proceedings were decided in favor of the Ejidos. Upon becoming aware of the decisions Primero obtained injunctions to suspend any legal effect of the decisions while the Company proceeds with a legal process to nullify the Ejidos’ claim by submitting evidence of Primero’s legal title. In February 2017 and in April 2017, the two legal processes to nullify the Ejidos’ claim were decided in favour of Primero and these decisions have each been appealed by the relevant Ejido. Final decisions have not been rendered in either case.

While the third legal proceeding commenced by an Ejido been initially decided against the Ejido, the Ejido is seeking to nullify the decision and as such there is no final resolution. Primero remains without standing to participate therein because it was not named as a party. In the event a final decision is rendered in favour of the Ejido in that proceeding, Primero will seek to nullify such decision by defending its position as the legitimate owner.

If Primero is not successful in its challenge, the San Dimas mine could face higher costs associated with agreed or mandated payments that would be payable to the Ejidos for use of the properties.

(b) The Company has agreed to indemnify its directors and officers, and the directors and officers of its subsidiaries, to the extent permitted under corporate law, against costs and damages incurred as a result of lawsuits or any other judicial, administrative or investigative proceeding in which said directors or officers are sued as a result of their services. The directors and officers are covered by directors’ and officers’ liability insurance.

In July 2016, the Company and certain officers were served with a class action lawsuit that was filed earlier in the year in the State of California seeking to recover damages for investors in the Company’s common shares under the U.S. federal securities laws. The Company filed a motion to dismiss this action which was granted on January 30, 2017. The plaintiff’s claims were dismissed without prejudice and the plaintiffs filed an amended complaint on February 27, 2017. On July 14, 2017 the Company’s motion to dismiss the amended complaint was granted and the plaintiff’s claims were dismissed without prejudice. The plaintiff may file an amended complaint by August 7, 2017, or may appeal the dismissal order by August 14, 2017. The Company intends to vigorously defend this class action lawsuit.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

(c) As at June 30, 2017, the Company had entered into commitments to purchase plant and equipment totaling $0.4 million (December 31, 2016 - $0.5 million).

(d) Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.

21. Subsequent events

In July 2017, the Company drew down the remaining $10 million available under the RCF (refer to Note 10).

In July 2017, the Company’s motion to dismiss the amended complaint under the class action lawsuit filed against the Company in 2016 was granted and the plaintiff’s claims were dismissed without prejudice (refer to Note 20(b)).

In August 2017, the Company announced the sale of all the assets of Black Fox Complex (refer to Note 5).